Addition of an affiliated company
1. Affiliated company

Name of the company: Sidus FNH Corp.

Names of Representative Directors: Seung-Jae Cha and Mi-Hee Kim

Total asset: (KRW) 10,962,000,000

Total liabilities: (KRW) 8,851,000,000

Stockholders’ equity: (KRW) 2,112,000,000

Capital: (KRW) 1,963,000,000

Business area: movie production

2. Name of company group: KT

3. KT Corp. received notice from the Fair Trade Commission that Sidus FNH Corp. will be classified as an affiliate of a Large Corporate Group

5. Number of affiliated companies including Sidus FNH Corp.: 18

6. Date confirmed: January 2, 2006